SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

          Falcon Cable Systems Company, a California limited partnership
                                 (Name of issuer)

                      Units of Limited Partnership Interest
                          (Title of class of securities)

                                   305902 10 8
                                  (CUSIP number)

                              Stanley S. Itskowitch
                            Falcon Holding Group, L.P.
                       10900 Wilshire Boulevard, 15th Floor
                          Los Angeles, California  90024
                                  (310) 824-9990
             (Name, address and telephone number of person authorized
                      to receive notices and communications)

                                 October 31, 1995
                          (Date of event which requires
                            filing of this statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


      Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
      (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


               Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.


                          (Continued on following pages)
                               (Page 1 of 16 Pages)






           CUSIP No. 305902 10 8         13D        Page 2 of 16 Pages


         1    NAME OF PERSON
              Marc B. Nathanson
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Social Security No. ###-##-####

         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              OO, PF

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

                                  7    SOLE VOTING POWER
             NUMBER OF                 622,383
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  1,260,530
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    569,783
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       1,260,530

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,882,913

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              29.4%

         14   TYPE OF PERSON REPORTING*
              IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT






           CUSIP No. 305902 10 8         13D        Page 3 of 16 Pages


         1    NAME OF PERSON
              Greg A. Nathanson
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Social Security No. ###-##-####

         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

                                  7    SOLE VOTING POWER
             NUMBER OF                 -0-
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  1,260,530
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    -0-
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       1,260,530

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,294,530

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              20.2%

         14   TYPE OF PERSON REPORTING*
              IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT






           CUSIP No. 305902 10 8         13D        Page 4 of 16 Pages


         1    NAME OF PERSON
              Nathanson Testamentary Trust B
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              I.R.S. Identification No. 95-6836510

         2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Trust Governed by Illinois Law

                                  7    SOLE VOTING POWER
             NUMBER OF                 -0-
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    -0-
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,260,530

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              19.7%

         14   TYPE OF PERSON REPORTING*
              OO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT






           CUSIP No. 305902 10 8         13D        Page 5 of 16 Pages


         1    NAME OF PERSON
              Nathanson Testamentary Trust B II
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              I.R.S. Identification No. 95-6899708

         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Trust Governed by Illinois Law

                                  7    SOLE VOTING POWER
             NUMBER OF                 -0-
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    -0-
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,260,530

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              19.7%

         14   TYPE OF PERSON REPORTING*
              OO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT






           CUSIP No. 305902 10 8         13D        Page 6 of 16 Pages


         1    NAME OF PERSON
              Advance TV of California, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              I.R.S. Identification No. 95-3761104

         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              OO, WC

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              California

                                  7    SOLE VOTING POWER
             NUMBER OF                 1,260,530
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    1,260,530
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,260,530

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              19.7%

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT







                   General. This Amendment No. 3 to the Schedule 13D filed by Marc B. Nathanson, Greg A. Nathanson, Advance TV of California, Inc., Nathanson Testamentary Trust B and Nathanson Testamentary Trust B II (the "Reporting Persons") amends and restates (in accordance with Rule 101(a)(2)(ii) of Regulation S-T) the Schedule 13D dated January 15, 1987 as amended by Amendment No. 1 thereto dated May 17, 1991 and Amendment No. 2 thereto dated May 17, 1993.

         Item 1.  Security and Issuer.

                   The title of the class of securities to which this statement relates is:

                        Units of Limited Partnership Interests ("Units")

                   The name and address of the principal executive of-fices of the issuer of such securities is:

                        Falcon Cable Systems Company,
                          a California limited partnership (the
                          "Partnership")
                        10900 Wilshire Boulevard, 15th Floor
                        Los Angeles, California  90024


         Item 2.   Identity and Background.

                   This statement is being filed by Marc B. Nathanson, Greg A. Nathanson, Nathanson Testamentary Trust B, Nathanson Testamentary Trust B II and Advance TV of California, Inc.

                   Marc Nathanson and Greg Nathanson are citizens of the United States and, during the last five years, neither they nor Nathanson Testamentary Trust B, Nathanson Testamentary Trust
         B II nor Advance TV of California, Inc. have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judi-cial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations, or prohib-iting or mandating activities subject to, federal or state se-curities laws or finding any violation with respect to such laws.

                   Marc Nathanson is the Chairman of the Board, Chief Executive Officer, and a director of Falcon Holding Group, Inc. ("FHG") and of Enstar Communications Corporation ("ECC"), and has been Chairman and Chief Executive Officer of Falcon Inten-rational Communications since August 21, 1995. His business









         address is 10900 Wilshire Boulevard, 15th Floor, Los Angeles, California 90024. Falcon Holding Group, L.P. ("FHGLP"), of which FHG is the sole general partner, was formed in March of 1993 to effect the consolidation of the ownership of various cable television businesses that were previously under the com-mon management of FHG including Falcon Cablevision, Falcon Telecable, Falcon Cable Media and Falcon Community Cable.
         FHGLP is the general partner of Falcon Cable Investors Group, the general partner of the Partnership (the "General Partner") and manages the Partnership's operations. FHGLP also manages the operations of certain other businesses engaged in the cable television business including Falcon Classic Cable Income Prop-erties, L.P. and, through its management of Falcon Cablevision, the partnerships of which ECC is the corporate general partner.

                   Greg Nathanson is General Manager of KTLA-TV and his business address is 5800 Sunset Boulevard, Los Angeles, Cali-fornia 90028. Greg Nathanson is not a director or officer of the General Partner, FHGLP, FHG or any related entities and is not otherwise involved in the operation or management of the Partnership.

                   Nathanson Testamentary Trust B was a trust formed pursuant to an Illinois will that was probated in California. On December 17, 1986, the trust was divided by court order into two separate trusts, Nathanson Testamentary Trust B and Nathanson Testamentary Trust B II. Pursuant to such court or-der, Marc Nathanson is the sole beneficiary of Nathanson Testa-mentary Trust B and Greg Nathanson is the sole beneficiary of Nathanson Testamentary Trust B II. Marc and Greg Nathanson each are co-trustees of each trust. The trusts' principal business is investment in cable television systems, and their business address and principal office is 10900 Wilshire Boule-vard, 15th Floor, Los Angeles, California 90024.

                   Advance TV of California, Inc. is a California cor-poration whose principal business is investment in cable tele-vision systems. Marc Nathanson is the President, Greg Nathanson is the Vice President, Treasurer and Secretary, and they are both directors, of the corporation. Nathanson Testa-mentary Trust B and Nathanson Testamentary Trust B II each owns 42.5%, and Marc Nathanson and Greg Nathanson own 10% and 5%, respectively, of the common stock of Advance TV of California, Inc. The business address and principal office of Advance TV of California, Inc. is 10900 Wilshire Boulevard, 15th Floor, Los Angeles, California 90024.













         Item 3.   Source and Amount of Funds or Other Consideration.

                   Marc Nathanson acquired direct beneficial ownership of 559,783 Units, and Advance TV of California, Inc. acquired direct beneficial ownership of 1,239,130 Units, upon conversion of their respective general partnership interests in the Part-nership on December 31, 1986, as more fully described under the caption "Use of Proceeds" in the Partnership's Prospectus dated December 23, 1986. A copy of such Prospectus is filed with this Schedule 13D as exhibit (a) and is incorporated herein by reference.

                   On January 25, 1991, Marc Nathanson purchased 5,000 Units for an aggregate amount of $33,125. Funds for this pur-chase were provided out of Marc Nathanson's personal funds.

                   Between June 29, 1990 and December 17, 1990, Advance TV of California, Inc. purchased an aggregate of 21,400 Units for an aggregate amount of $224,175. Funds for these purchases were provided out of the corporation's working capital.

                   Between December 21, 1989 and December 28, 1990, an aggregate of 14,000 Units was purchased either directly by Marc Nathanson's children or by trusts for the benefit of his chil-dren for an aggregate amount of $206,888. Between August 24, 1987 and December 21, 1990, an aggregate of 24,700 Units was purchased by trusts for the benefit of Greg Nathanson's chil-dren for an aggregate amount of $293,406. Funds for these pur-chases were provided out of income from the children's or their trusts' assets, as well as gifts from family members.

                   The persons filing this statement acquired the re-ported beneficial ownership indirectly through Advance TV of California, Inc., the Nathanson Testamentary Trust B or the obligation to buy discussed under the caption "Cash Distribu-tions and Allocation of Profit and Losses -- Minimum Antici-pated Distribution" in the Partnership's Prospectus dated De-cember 23, 1986, and is incorporated herein by reference.


         Item 4.   Purpose of Transaction.

                   The information set forth under the captions "Use of Proceeds" and "Cash Distributions and Allocation of Profit and Losses -- Minimum Anticipated Distribution" in the Partner-ship's Prospectus dated December 23, 1986 is incorporated herein by reference.

                   The Partnership Agreement provides that the General Partner (in which certain of the Reporting Persons possess an









         indirect financial interest) shall use its best efforts to cause the Partnership to cause the sale of all of the Partner-ship's cable systems between December 31, 1991 and December 30, 1996. The Partnership has stated in its public reports and filings that, from time to time, it may enter into discussions regarding the sale of its cable systems to affiliates or other parties (which may include entities in which some or all of the Reporting Persons possess a financial interest). In addition, the Partnership Agreement provides the General Partner or its affiliates the right to purchase for cash substantially all of the Partnership's cable systems at any time after December 31, 1991 without soliciting unaffiliated purchasers. Pursuant to the Partnership Agreement, in the event the General Partner or its affiliates exercise such right, the purchase price will be determined solely by reference to an "appraised value" deter-mined pursuant to an appraisal process set forth in the Part-nership Agreement (the "Appraisal Process"). The Partnership Agreement provides that the "appraised value" shall be deter-mined by the average of three appraisal evaluations of the Partnership's cable systems and provides that one appraiser is to be selected by the General Partner; one appraiser is to be selected by a majority vote of the independent members of the Partnership's advisory committee; and one appraiser is to be selected by the two appraisers already so chosen. If any such appraisal is expressed as a range, then in calculating the av-erage, the minimum amount of each such appraisal shall be used. In the event of a sale of a cable system, including a sale to the General Partner or its affiliates, the General Partner will be entitled to a fee equal to 2-1/2% of gross proceeds from the sale less any amounts paid as brokerage or similar fees to third parties.

                   The Partnership has previously disclosed that the General Partner or its affiliates (including the Reporting Per-sons) may from time to time explore the possibility of exercis-ing such purchase right. As disclosed in the Partnership's 10-Q for the period ended September 30, 1995, the General Partner, in its exploration of the possibility of exercising such purchase right, has initiated the Appraisal Process by inviting the independent members of the Partnership's advisory committee to designate a nationally-recognized independent appraiser.

                   In conjunction with the initiation of the Appraisal Process, the Reporting Persons made a preliminary proposal (the "Proposal") to the independent members of the Partnership's Advisory Committee with respect to an exchange transaction (the "Exchange"). Under the Proposal, the Exchange would take place immediately prior to the exercise by the General Partner or its affiliate of their right to purchase for cash substantially all









         of the Partnership's cable systems remaining after giving ef-fect to the Exchange. In the Exchange, substantially all of the Falcon Units owned by the Reporting Persons would be exchanged for a portion (by value) of the Partnership's cable systems equal to the proportion of total outstanding Units exchanged by the Reporting Persons (the Reporting Persons would also relieve Falcon of an equal proportion of its total debt).

                   Any decision of the Reporting Persons to pursue the Proposal or consummate the Exchange ultimately will be depen-dent upon numerous factors including, without limitation, (i) the receipt by the General Partner of an opinion of a qualified appraiser or other financial advisor selected by the indepen-dent members of the Partnership's advisory committee as to, among other things, the fairness of the Proposal as compared to a sale of all of the Partnership's cable systems (without giv-ing effect to the Exchange) to an affiliate of the General Partner or its affiliates in accordance with their rights under the Partnership Agreement (as described above), or the con-clusion on another basis that such fairness was otherwise es-tablished; (ii) the availability of the necessary debt or eq-uity financing on favorable terms; (iii) the relative at-tractiveness of alternative business and investment opportuni-ties available; (iv) the regulatory environment for cable prop-erties; and (v) future developments relating to the Partnership and the cable industry, general economic conditions and other future developments. If the Proposal is pursued and the Ex-change is consummated, the Reporting Persons expect that they would defer their potential tax liability as compared to a liq-uidation of the Partnership without effecting the Exchange.

                   Although the foregoing reflects activities which the Reporting Persons are currently exploring with respect to the Partnership, the foregoing is subject to change at any time. Accordingly, there can be no assurance that the Proposal, the Exchange, or the sale of the cable systems of the Partnership in accordance with the rights of the General Partner and its affiliates under the terms of the Partnership Agreement (as described above) or otherwise will be pursued or, if pursued, when and if any of them will be successfully consummated. Ex-cept as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
         Item 4 of Schedule 13D.















         Item 5.   Interest in Securities of the Issuer.

                   (a) The aggregate number and percentage of Units beneficially owned by each person named in Item 2 are as fol-lows:*

                                               Number           Percentage
                   Name                       of Units           of Units
              Marc B. Nathanson <F1>.......   1,882,913         29.4%

              Greg A. Nathanson <F2>.......   1,294,530         20.2%

              Nathanson Testamentary
                Trust B <F3>...............   1,260,530         19.7%

              Nathanson Testamentary
                Trust B II <F3>............   1,260,530         19.7%

              Advance TV of California,....   1,260,530         19.7%
                Inc.


              <F1> Reported beneficial ownership includes 569,783 Units
                   held directly and 1,260,530 Units held by Advance TV of California, Inc. Reported beneficial ownership also includes an aggregate of 18,600 Units held ei-ther directly by Marc Nathanson's children or by trusts for the benefit of his children, and 34,000 Units held by trusts for the benefit of Greg Nathan-son's children of which Marc Nathanson is sole trustee.

              <F2> Reported beneficial ownership consists of 1,260,530
                   Units held by Advance TV of California, Inc., and an aggregate of 34,000 Units held by trusts for the ben-efit of Greg Nathanson's children.
         _____________________
         * Except with respect to Marc Nathanson's direct beneficial ownership of 569,783 Units and Advance TV of California, Inc.'s direct beneficial ownership of 1,260,530 Units, pursuant to Rule 13d-4, each person listed in Item 5(a) hereby expressly declares that the filing of this state-ment shall not be construed as an admission that such per-son is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the benefi-cial owner of any of the listed equity securities.









              <F3> Reported beneficial ownership consists of 1,260,530
                   Units held by Advance TV of California, Inc.

                   (b)  For each person named in response to paragraph
         (a) above, the number of Units for which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose, or to direct the disposition, or shared power to dispose or to direct the disposition, are as follows:

                                          Voting Power               Dispositive Power
                                      Sole        Shared         Sole         Shared
         Name
         Marc B. Nathanson........    622,383     1,260,530     569,783      1,260,530

         Greg A. Nathanson........         -0-    1,260,530          -0-     1,260,530

         Nathanson Testamentary
           Trust B................         -0-           -0-         -0-            -0-

         Nathanson Testamentary
           Trust B II.............         -0-           -0-         -0-            -0-

         Advance TV of ...........  1,260,530            -0-  1,260,530             -0-
           California, Inc.

                   (c)  Not applicable.


         Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.

                   The information set forth under the captions "Cash Distributions and Allocation of Profits and Losses," "Manage-ment -- Ownership of the General Partner and Affiliated Enti-ties," "Description of Units" and "Summary of the Partnership Agreement" in the Partnership's Prospectus dated December 23, 1986 is incorporated herein by reference.


         Item 7.   Material to be Filed as Exhibits.

              Exhibit
              Number         Description

              (a) Prospectus dated December 23, 1986 filed as a part of the Partnership's Registration Statement (File No. 33-9901) on Form S-1 (incorporated by reference to









                   such Registration Statement as filed with the Securi-ties and Exchange Commission on December 23, 1986).

              (b) Agreement to File a Joint Statement (contained on the Signature pages to Amendment 2 to this Schedule 13D).

              (c) Power of Attorney (contained on the Signature pages to Amendment 2 to this Schedule 13D).


         In accordance with Rule 101(a)(2)(ii) of Regulation S-T, the previously filed paper exhibits listed above are not required to be, and are not, restated electronically.

                             (Signature page follows)












































                                    SIGNATURES

                   After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the infor-mation set forth in this statement is true, complete and cor-rect. Pursuant to Rule 13d(1)(f), the undersigned agree that this statement is filed on behalf of each of them. Each of the undersigned constitute and appoint Marc B. Nathanson, Frank J. Intiso and Michael K. Menerey and each or any of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution, for such person and in such per-son's name, place and stead, in any and all capacities, to sign any or all amendments to this statement on Schedule 13D and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Partnership, the Securities and Exchange Commission and each exchange on which the Units are traded, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


         Dated:  November 8, 1995. MARC B. NATHANSON

                                                    *

                                   GREG A. NATHANSON

                                                    *

                                   ADVANCE TV OF CALIFORNIA, INC.

                                   By:                   *
                                        Marc B. Nathanson, President

                                   NATHANSON TESTAMENTARY TRUST B

                                   By:                   *
                                        Marc B. Nathanson, co-trustee

                                   By:                   *
                                        Greg A. Nathanson, co-trustee













                                   NATHANSON TESTAMENTARY TRUST B II

                                   By:                   *
                                        Marc B. Nathanson, co-trustee

                                   By:                   *
                                        Greg A. Nathanson, co-trustee



         (*)  By:  /s/ Michael K. Menerey
                   Name: Michael K. Menerey
                   Title:  Attorney-in-fact


                   (*) Executed by Michael K. Menerey as Attorney-in-Fact for the named persons pursuant to the Power of Attorney filed with Amendment No. 2 to this Schedule 13D (restated above).

































                                       -16-